The information in this pricing supplement is not complete and may be changed.  We may not deliver these securities until a final pricing supplement is delivered.  This pricing supplement and the accompanying prospectus supplement and prospectus do not constitute an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Preliminary Pricing Supplement dated August 12, 2014

PROSPECTUS Dated November 21, 2011 PROSPECTUS SUPPLEMENT Dated November 21, 2011	Pricing Supplement No. 1,563 to Registration Statement No. 333-178081 Dated August , 2014 Rule 424(b)(2)
GLOBAL MEDIUM-TERM NOTES, SERIES H
Fixed Rate Senior Registered Notes Due 2044

We, Morgan Stanley, may redeem the Global Medium-Term Notes, Series H, Fixed Rate Senior Registered Notes Due 2044 (the “notes”), in whole but not in part, on each August     on or after August      , 2015, at a redemption price equal to 100% of the principal amount to be redeemed plus accrued and unpaid interest thereon to the redemption date, in accordance with the provisions described in the accompanying prospectus under the heading “Description of Debt Securities—Redemption and Repurchase of Debt Securities—Notice of Redemption,” as supplemented by the provisions below under the heading “Optional Redemption.”  We may also redeem the notes prior to the maturity thereof under the circumstances described under “Description of Notes—Tax Redemption” in the accompanying prospectus supplement.

Application will be made to the GreTai Securities Market (the “GreTai”) for the listing of, and permission to deal in, the notes by way of debt issues to professional institutional investors as defined under Paragraph 2, Article 19-7 of the Regulations Governing Securities Firms of the Republic of China (“ROC”) only and such permission is expected to become effective on or about August   , 2014. The GreTai is not responsible for the content of this pricing supplement, the accompanying prospectus supplement or the accompanying prospectus and no representation is made by the GreTai to the accuracy or completeness of this pricing supplement, the accompanying prospectus supplement or the accompanying prospectus. The GreTai expressly disclaims any and all liability for any losses arising from, or as a result of the reliance on, all or part of the contents of this pricing supplement, the accompanying prospectus supplement or the accompanying prospectus.  Admission to the listing and trading of the notes on the GreTai shall not be taken as an indication of the merits of us or the notes. No assurance can be given that such applications will be granted.

The notes have not been, and shall not be, offered or sold, directly or indirectly, in the ROC, to investors other than “professional institutional investors” as defined under Paragraph 2, Article 19-7 of the Regulations Governing Securities Firms of the ROC, which currently include: overseas or domestic banks, insurance companies, bills finance companies, securities firms, fund management companies, government investment institutions, government funds, pension funds, mutual funds, unit trusts, securities investment trust enterprises, securities investment consulting enterprises, trust enterprises, futures commission merchants, futures service enterprises, and other institutions approved by the Financial Supervisory Commission of the ROC.

The notes shall only be re-sold to the professional institutional investors defined under Paragraph 2, Article 19-7 of the Regulations Governing Securities Firms of the ROC.

We describe the basic features of the notes in the section of the accompanying prospectus supplement called “Description of Notes” and in the section of the accompanying prospectus called “Description of Debt Securities—Fixed Rate Debt Securities,” in each case subject to and as modified by the provisions described below.

We describe how interest on the notes is calculated, accrued and paid, including where a scheduled interest payment date is not a business day (the following unadjusted business day convention), under “Description of Debt Securities—Fixed Rate Debt Securities” in the accompanying prospectus.

Terms not defined herein have the meanings given to such terms in the accompanying prospectus supplement and prospectus, as applicable.

Investing in the notes involves risks.  See “Risk Factors” beginning on page PS-2.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement or prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

	Issue Price (Price to Public)	Managers’ Discounts and Commissions	Net Proceeds to Morgan Stanley (1)
Per note .................................. Total.......................................	$ $	$ $	$ $

(1)The net proceeds to Morgan Stanley reflect the price to public set forth above as reduced by the managers’ discounts and commissions set forth above and a fee of $        that Morgan Stanley will pay to Morgan Stanley & Co. LLC, an affiliate, in connection with structuring services that it provided in connection with the notes.  Morgan Stanley & Co. LLC will not underwrite or sell any notes offered hereby.

CTBC Bank Co., Ltd.	Cathay United Bank Co., Ltd.

Principal Amount:	$	Business Days:	New York and Taipei
Maturity Date:	August , 2044	Business Day Convention:	Following unadjusted
Settlement Date		Specified Denominations:	$1,000 and integral multiples of $1,000
(Original Issue Date):	August , 2014 (T+ )		in excess thereof
Interest Accrual Date:	August , 2014	ISIN:
Issue Price:	%	Common Code:
Specified Currency:	U.S. dollars	Form of Notes:	Global note registered in the name of a
Redemption Percentage			nominee of a common depositary;
at Maturity:	100%		issued under the Classic Safekeeping
Interest Rate:	% per annum (calculated		Structure
	on a 30/360 day count basis)	Other Provisions:	See “Optional Redemption” below.
Interest Payment Period:	Semi-annual
Interest Payment Dates:	Each February and August ,
commencing February , 2015

Prior to the settlement date specified above, we may arrange to create and issue additional notes with the same terms as the notes offered hereby so that the additional notes will be considered part of the same issuance, and will settle on the same settlement date, as the notes issued hereby.

Risk Factors

For a discussion of the risk factors affecting Morgan Stanley and its business, including liquidity risk, market risk, credit risk, operational risk, competitive environment, legal risk and international risk, among others, see “Risk Factors” in Part I, Item 1A of our Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and our current and periodic reports filed pursuant to the Securities and Exchange Act of 1934 that are incorporated by reference into this pricing supplement and the accompanying prospectus supplement and prospectus.

This section describes certain selected risk factors relating to the notes.  Please see “Risk Factors” in the accompanying prospectus for a complete list of risk factors.

The notes have early redemption risk. We retain the option to redeem the notes, in whole but not in part, on each August       on or after    August    , 2015, on at least 30 but not more than 60 days’ prior notice.  It is more likely that we will redeem the notes prior to their stated maturity date to the extent that the interest payable on the notes is greater than the interest that would be payable on other instruments of ours of a comparable maturity, of comparable terms and of a comparable credit rating trading in the market.  If the notes are redeemed prior to their stated maturity date, you may have to re-invest the proceeds in a lower interest rate environment.

Optional Redemption

We may, at our option, redeem the notes, in whole but not in part, on each August      on or after August  , 2015, on at least 30 but not more than 60 days’ prior notice, at a redemption price equal to 100% of their principal amount, plus accrued and unpaid interest on the notes to the redemption date. In determining the amount of such accrued interest, interest shall be calculated on the basis of a 360-day year consisting of twelve 30-day months.

       If money sufficient to pay the redemption price of and accrued interest on the notes to be redeemed is deposited with the trustee on or before the redemption date, on and after the redemption date interest will cease to accrue on the notes and such notes will cease to be outstanding.

       On and after the redemption date, interest will cease to accrue on the notes (unless we default in the payment of the redemption price and accrued interest). On or before the redemption date, we will deposit with the trustee money sufficient to pay the redemption price of and accrued interest on the notes to be redeemed on that date.

For information regarding notices of redemption, see “Description of Debt Securities—Redemption and Repurchase of Debt Securities—Notice of Redemption” in the accompanying prospectus.

       The notes do not contain any provisions affording the holders the right to require us to purchase the notes after the occurrence of any change in control event affecting us.

ROC Settlement and Trading

Initial subscription of the notes by investors will be settled directly through Euroclear or Clearstream, Luxembourg. In order to purchase the notes, an investor must have an account with Euroclear or Clearstream, Luxembourg and settle the notes through such account with Euroclear or Clearstream, Luxembourg. For any ROC investor having its own account with Euroclear or Clearstream, Luxembourg, the distributions of principal and/or interest for the notes to such holders will be made to its own account with Euroclear or Clearstream, Luxembourg.

Currently, we have not entered into any settlement agreement with Taiwan Depository & Clearing Corporation (“TDCC”) and have no intention to do so. In the future, if we enter into a settlement agreement with TDCC, an investor, if it has a securities book-entry account with a Taiwan securities broker and a foreign currency deposit account with a Taiwan bank, may settle the notes through the account of TDCC with Euroclear or Clearstream, Luxembourg if it applies to TDCC (by filing in a prescribed form) to transfer the notes in its own account with Euroclear or Clearstream, Luxembourg to such TDCC account with Euroclear or Clearstream, Luxembourg for trading in the domestic market or vice versa for trading in overseas markets. For settlement through TDCC, TDCC will allocate the respective notes position to the securities book-entry account designated by such investor in the ROC. The notes will be traded and settled pursuant to the applicable rules and operating procedures of TDCC and the GreTai as domestic bonds. For such investors who hold their interest in the notes through an account opened and held by TDCC with Euroclear or Clearstream, Luxembourg, distributions of principal and/or interest for the notes to such holders may be made by payment services banks whose systems are connected to TDCC to the foreign currency deposit accounts of the holders. Such payment is expected to be made on the second Taiwanese business day following TDCC’s receipt of such payment (due to time difference, the payment is expected to be received by TDCC one Taiwanese business day after the distribution date). However, when the holders will actually receive such distributions may vary depending upon the daily operations of the Taiwan banks with which the holder has the foreign currency deposit account.

ROC Taxation

The following summary of certain taxation provisions under ROC law is based on current law and practice and that the notes will be issued, offered, sold and re-sold to professional institutional investors as defined under Paragraph 2, Article 19-7 of the Regulations Governing Securities Firms of the ROC only. It does not purport to be comprehensive and does not constitute legal or tax advice. Investors (particularly those subject to special tax rules, such as banks, dealers, insurance companies and tax-exempt entities) should consult with their own tax advisers regarding the tax consequences of an investment in the notes.

Interest on the Notes. As we, the issuer of the notes, are not an ROC statutory tax withholder, there is no ROC withholding tax on the interest to be paid on the notes.

ROC corporate holders must include the interest receivable under the notes as part of their taxable income and pay income tax at a flat rate of 17 per cent. (unless the total taxable income for a fiscal year is under NT$120,000), as they are subject to income tax on their worldwide income on an accrual basis. The alternative minimum tax (“AMT”) is not applicable.

Sale of the Notes.  In general, the sale of corporate bonds or financial bonds is subject to a 0.1 per cent. securities transaction tax (“STT”) on the transaction price. However, Article 2-1 of the Securities Transaction Tax Act of the ROC prescribes that STT will cease to be levied on the sale of corporate bonds and financial bonds for seven years from January 1, 2010 to December 31, 2016. Therefore, the sale of the notes will be exempt from STT if the sale is conducted on or before December 31, 2016. Starting from January 1, 2017, any sale of the notes will be subject to STT at 0.1 percent of the transaction price, unless otherwise provided by the tax laws that may be in force at that time.

Capital gains generated from the sale of bonds are exempt from income tax. Accordingly, ROC corporate holders are not subject to income tax on any capital gains generated from the sale of the notes. However, ROC corporate holders should include the capital gains in calculating their basic income for the purpose of calculating their AMT. If the amount of the AMT exceeds the annual income tax calculated pursuant to the Income Tax Act of the ROC, the excess becomes the ROC corporate holders' AMT payable. Capital losses, if any, incurred by such holders could be carried over 5 years to offset against capital gains of same category of income for the purposes of calculating their AMT.

Supplemental Information Concerning Plan of Distribution

On August    , 2014, we agreed to sell to the managers listed in this pricing supplement, and they severally, but not jointly, agreed to purchase, the principal amount of notes set forth opposite their respective names below at a net price of    %, plus accrued interest, if any, which we refer to as the “purchase price” for the notes.  The purchase price equals the stated issue price of    %, plus accrued interest, if any, less a combined management and underwriting commission of    % of the principal amount of the notes.

Name	Principal Amount of Notes
CTBC Bank Co., Ltd. Cathay United Bank Co., Ltd.	$
Total	$

The managers have advised us that they propose initially to offer the notes to the public for cash at the issue price set forth on the cover of this pricing supplement, and may offer the notes to certain dealers (including managers) at such price less a concession not in excess of       % of the principal amount of the notes. The managers may allow, and such dealers may reallow, a concession not in excess of       % of the principal amount of the notes to certain other dealers. After the initial public offering of the notes, the public offering price and other selling terms may be changed.

We will pay a fee of $     to Morgan Stanley & Co. LLC, our affiliate, in connection with structuring services that it provided in connection with the notes.  Morgan Stanley & Co. LLC will not underwrite or sell any notes offered hereby.

CTBC Bank Co., Ltd. and Cathay United Bank Co., Ltd.  are not U.S. registered broker-dealers and, therefore, to the extent that they intend to effect any sales of the notes in the United States, they will do so through one or more U.S. registered broker-dealers as permitted by FINRA regulations.

The managers or certain of their affiliates may purchase notes and be allocated notes for asset management and/or proprietary purposes but not with a view to distribution.

We and the managers have agreed to indemnify each other against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or to contribute to payments made in respect of those liabilities.  Separately, in connection with structuring services that Morgan Stanley & Co. LLC provided in connection with the notes, we and Morgan Stanley & Co. LLC have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act, or to contribute to payments made in respect of those liabilities.

In addition to the selling restrictions set forth in “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement, the following selling restrictions also apply to the notes:

None of this pricing supplement, the accompanying prospectus supplement or the accompanying prospectus is a prospectus for the purposes of the European Union’s Directive 2003/71 (and any amendments thereto) as implemented in member states of the European Economic Area (the “Prospectus Directive”).  This pricing supplement, the accompanying prospectus supplement and the accompanying prospectus have been prepared on the basis that all offers of the notes described herein made to persons in the European Economic Area will be made pursuant to an exemption under the Prospectus Directive from the requirement to produce a prospectus in connection with offers of the notes.

The communication of this pricing supplement, the accompanying prospectus supplement or the accompanying prospectus and any other documents or materials relating to the issue of the notes is not being made, and such documents and/or materials have not been approved, by an authorised person for the purposes of section 21 of the Financial Services and Markets Act 2000. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Financial Promotion Order”)) or within Article 49(2)(A) to (D) of the Financial Promotion Order, or to any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (all such persons together being referred to as “relevant persons”).  In the United Kingdom the notes are only available to, and any investment or investment activity to which this pricing supplement, the accompanying prospectus supplement or the accompanying prospectus relates will be engaged in only with, relevant persons.  Any person in the United Kingdom that is not a relevant person should not act or rely on this pricing supplement, the accompanying prospectus supplement or the accompanying prospectus or any of its or their contents.

WARNING: The contents of this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus have not been reviewed by any regulatory authority in Hong Kong.  You are advised to exercise caution in relation to the offer.  If you are in any doubt about any of the contents of this pricing supplement, the accompanying prospectus supplement or the accompanying prospectus, you should obtain independent professional advice.

 None of the notes has been offered or sold or will be offered or sold in Hong Kong, by means of any document, other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Chapter 571 of Hong Kong) and any rules made under that Ordinance or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance.  None of this pricing supplement, the accompanying prospectus supplement, the accompanying prospectus or their contents has been reviewed by any regulatory authority in Hong Kong.  Accordingly, no person may issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the notes, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the applicable securities law of Hong Kong) other than with respect to the notes which are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Chapter 571 of Hong Kong) and any rules made under that Ordinance.

None of this pricing supplement, the accompanying prospectus supplement or the accompanying prospectus has been registered as a prospectus with the Monetary Authority of Singapore.  Accordingly, none of this pricing supplement, the accompanying prospectus supplement or the accompanying prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.  Where notes are subscribed or purchased under Section 275 by a relevant person which is:

(a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interests (howsoever described) in that trust shall not be transferred for six months after that corporation or that trust has acquired the notes pursuant to an offer made under Section 275 except:

(1)  to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) of the SFA or Section 276(4)(i)(B) of the SFA;

(2)  where no consideration is or will be given for the transfer;

(3)  where the transfer is by operation of law; or

(4) pursuant to Section 276(7) of the SFA.

The notes have not been, and shall not be, offered or sold, directly or indirectly, in the ROC, to investors other than “professional institutional investors” as defined under Paragraph 2, Article 19-7 of the Regulations Governing Securities Firms of the ROC, which currently include: overseas or domestic banks, insurance companies, bills finance companies, securities firms, fund management companies, government investment institutions, government funds, pension funds, mutual funds, unit trusts, securities investment trust enterprises, securities investment consulting enterprises, trust enterprises, futures commission merchants, futures service enterprises, and other institutions approved by the Financial Supervisory Commission of the ROC.

The notes shall only be re-sold to the professional institutional investors defined under Paragraph 2, Article 19-7 of the Regulations Governing Securities Firms of the ROC.